

September 14, 2012

Via E-mail
Andrew Clarke
Chairman and Chief Executive Officer
First Corporation
Maranello, Watch House Green,
Felsted, Essex, CM6 3EF,
United Kingdom

      Re: **First Corporation**
              Preliminary Information Statement on Schedule 14C
              Filed August 28, 2012
              File No. 000-52724

Dear Mr. Clarke:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your sole director adopted a resolution to increase the authorized number of shares of common stock to ensure that a sufficient number of authorized and unissued shares are available for the 10-for-1 stock split. We also note that your sole director has approved the 10-for-1 split of the issued and outstanding shares of your common stock so the number of shares outstanding will increase in the same proportion as your authorized shares. Given that you are increasing your share authorization to accommodate a stock split, but the stock split is being adopted in order to prevent dilution as a result of the share authorization, the background and the consequences of this transaction are unclear. With a view to providing complete information required by Item 11 of Schedule 14A, please revise to add additional details clarifying the reason(s) for the increase in authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Mary O'Hara
        Griffitts O'Hara LLP